BRASIL TELECOM


                                           November 8, 2005


VIA EDGAR CORRESPONDENCEG

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Ms. Melissa Hauber

      Re: BRASIL TELECOM S.A.
          FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2004
          FILED JUNE 15, 2005
          FILE NO. 1-15256
      -----------------------------------------------------

Dear Ms. Hauber:

     This is to follow up on the telephone conversation relating to Note 34a to our financial statement appearing on Page F-85 to the Form 20-F for 2004.

     Our financial statements for the year of 2004 were not affected by the 12,5% rate. The expected long-term rate of return on plan assets in fact used, in our actuarial assumptions for 2004, was 6.5%, the same rate as in 2003.

     It is important to highlight that the 12,5% was determined in the beginning of this year, based on the expected rate of return of the plan's assets for 2005. The actual rate that will be utilized in 2005 is under review and will be reported in the 2005 20-F Form.

     Should you require additional information do not hesitate to contact me directly at (55)-61-34159529 or our counsel in New York, Gregory Katz, at 212-603-6775.

                                           Sincerely,


                                           Charles Lagana Putz
                                           Chief Financial Officer

CP/